Exhibit 99.2

STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M60851-Z60927	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

STRATASYS LTD.

The Board of Directors recommends a VOTE FOR Proposal 1.	For	Against	Abstain

1. To approve a compensation policy for the Company’s executive officers and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999.	☐	☐	☐

For address changes/comments, mark here (see reverse for instructions)			☐
	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

MATERIALS ELECTION

Check this box if you want to receive a complete set of future proxy materials by mail, at no extra cost. If you do not take action you may receive only a Notice to inform you of the Internet availability of proxy materials.

☐

NOTE: Upon such other matters as may properly come before the Extraordinary General Meeting (the “Extraordinary Meeting”) or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Extraordinary Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges receipt of a copy of the Notice of Extraordinary General Meeting, dated August 16, 2013, relating to the Extraordinary Meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

STRATASYS LTD.
Extraordinary General Meeting of Shareholders
10:00 a.m. U.S. Eastern Time
September 12, 2013

Law Offices of McLaughlin & Stern, LLP

18th Floor
260 Madison Avenue
New York, New York

To obtain directions to the Law Offices of McLaughlin & Stern, LLP, the location of the Extraordinary General Meeting of Shareholders, and a map you can visit their website, www.mclaughlinstern.com, click on “New York, NY” under “Offices” and click on “Map & Directions,” or contact Stratasys Investor Relations at:

Stratasys Ltd
c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344
Attn: Shane Glenn - Vice President of Investor Relations
Email: shane.glenn@stratasys.com

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice & Proxy Statement are available at www.proxyvote.com

M60852-Z60927
c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020	2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel

PROXY

The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the “Company”), hereby appoints Shane Glenn and Susan Camuel, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned would be entitled to vote, at the Extraordinary General Meeting of Shareholders of the Company to be held on September 12, 2013 and any adjournments thereof, as indicated on the reverse side.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AS MORE SPECIFICALLY DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

INSTRUCTIONS FOR CONTROLLING AND INTERESTED SHAREHOLDERS

If you are a controlling shareholder or possess a personal interest (in each case, as defined in the Israeli Companies Law, 5759-1999 and as described in the Proxy Statement) in the approval of Proposal 1and wish to vote “For” or “Against” such proposal, you should not fill out this proxy card but should instead contact Shane Glenn, the Company’s Vice President of Investor Relations, at 952-294-3416 or at shane.glenn@stratasys.com, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess such a personal interest, you may also contact the representative managing your account, who could then contact the Company’s Vice President of Investor Relations on your behalf.

Address Changes/Comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side